As filed with the Securities and Exchange Commission on August 10, 2004

Registration No. 333-_______

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SB-2

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TEKNIK DIGITAL ARTS, INC.

(Name of small business issuer in its charter)

Nevada	7372	68 053 9517

State or jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I. R. S. Employer Identification No.)

7377 E. Doubletree Ranch Road, Suite #270, Scottsdale, Arizona 85258
(480) 443-1488

(Address and telephone number of principal executive offices)

John R. Ward
Teknik Digital Arts, Inc.
7377 E. Doubletree Ranch Road, Suite #270
Scottsdale, Arizona 85258
(480) 443-1488

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Gregory R. Hall, Esq.
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498
(602) 528-4000

     Approximate Date Of Proposed Sale To Public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
	Dollar Amount	Proposed Maximum	Maximum
Title of Each Class of	to be	Offering Price per	Aggregate	Amount of
Securities to be Registered	Registered	Share (1)	Offering Price (1)(2)	Registration Fee
Common Stock, no par value	4,440,000	$2.50	$11,100,000.00	$1,406.37

(1)	Includes 3,300,000 shares of common stock issuable upon exercise of outstanding warrants. Pursuant to Rule 416(a), this registration statement also covers an indeterminate number of additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated August __, 2004

Prospectus

Teknik Digital Arts, Inc.

4,440,000 Shares of Common Stock

     This prospectus relates to the resale of up to 4,440,000 shares of our common stock being offered by the selling shareholders identified on pages     through    of this prospectus, including 3,300,000 shares issuable upon exercise of common stock purchase warrants. The selling shareholders may sell the common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The price you pay for shares of common stock sold by the selling shareholders named in this prospectus will be determined at the time of such sale, as set forth under the heading “Plan of Distribution.”

     The selling shareholders will receive all of the amounts received upon any sale by them of the common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of the common stock by the selling shareholders. We will receive up to an aggregate of $8,250,000 if all of the warrants are exercised.

     Our common stock has been approved for quotation on the NASDAQ Over-the-Counter Bulletin Board under the symbol    , subject to official notice of issuance.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page    of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August __, 2004

Page
PROSPECTUS SUMMARY	1
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	13
DILUTION	14
SELLING SECURITYHOLDERS	15
PLAN OF OPERATIONS	16
BUSINESS	18
MANAGEMENT	22
PLAN OF DISTRIBUTION	26
DESCRIPTION OF CAPITAL STOCK	28
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	30
SHARES ELIGIBLE FOR FUTURE SALE	31
LEGAL MATTERS	32
EXPERTS	32
WHERE YOU CAN FIND MORE INFORMATION	33
INDEX TO FINANCIAL STATEMENTS	F-1
Exhibit 3.1
Exhibit 3.2
Exhibit 4
Exhibit 5
Exhibit 10.1
Exhibit 10.2
Exhibit 10.3
Exhibit 10.4
Exhibit 10.5
Exhibit 10.6
Exhibit 23.1

-i-

PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock described under Risk Factors beginning at page    of this prospectus. Throughout this prospectus, we refer to Teknik Digital Arts, Inc. as Teknik, we, our, ours, and us.

Overview of our Business

          We finance, develop and publish interactive video game software for play on desktop computers, wireless phones, video game consoles and other consumer electronic devices. Our goal is to provide our customers with entertainment experiences wherever and whenever they choose. Products currently under development include original and branded games for mobile phones.

          We are currently in the process of developing and acquiring the core technologies needed to enable our products to operate on all major platforms. We launched the first of our Personal Computer based game products, AniDragon, in August 2003. AniDragon is a softbot virtual dragon that “lives” in and interacts with the device’s environment. We have also entered into a joint venture to develop and publish a mobile video game based on the popular NBC television show, Fear Factor, and a video console and mobile game based on the upcoming NBC reality television series, Next Action Star. We anticipate generating revenues through on-line product sales and monthly subscriptions.

          At March 31, 2004, we had an accumulated deficit of $761,385. We generated no revenues from inception through March 31, 2004.

Our Strengths

     We believe our competitive strengths include the following:

•	We have developed, and continue to refine, certain core technologies that significantly enhance the capabilities of existing applications, such as enabling the simulation of 3-D animation on mobile devices, relative to traditional 2-D graphics.

•	We have developed, and continue to refine, certain core technologies that enable interactive multiplayer game play on personal computer, mobile phone and console platforms.

Our Strategies

     Our primary growth strategies are as follows:

•	We contemplate entering into additional strategic licensing agreements with respect to high-profile intellectual properties, such as popular motion pictures, television shows, characters, and sports figures, and developing and marketing video games based on these licensed properties.

•	We anticipate assuming the role of publisher or developer, as appropriate, for potential products, outsourcing development activities as we deem advisable to mitigate certain risks and manage up-front expenditures.

•	We intend to focus our marketing efforts with respect to the video games that we develop to generate monthly subscription revenues.

Our Corporate History

          Teknik Digital Arts, Inc. was incorporated in Nevada on January 29, 2003. Our principal executive offices are located at 7377 E. Doubletree Ranch Road, Suite #270, Scottsdale, Arizona 85258. Our telephone number is (480) 443-1488. Our web site is http://www.teknikcorp.com. The information found on our web site is not a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	4,440,000 shares of common stock. (1)

Common stock outstanding:
Before the offering (2)	8,255,000.
After the offering (3)	11,555,000 shares.

Use of Proceeds	We will not receive any of the proceeds from the offer and sale of the shares of common stock, but will receive gross proceeds of $8,250,000 if warrants covering 3,300,000 shares of common stock in this offering are exercised. We expect to use substantially all of the net proceeds, if any, for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities.

OTC symbol

Risk Factors	An investment in our common stock is subject to significant risks. You should carefully consider the information set forth in the “Risk Factors” section and the other sections of this prospectus, including our financial statements and related notes.

(1)	Includes 3,300,000 shares issuable upon exercise of presently exercisable common stock purchase warrants.

(2)	Does not include 3,300,000 shares issuable upon exercise of outstanding warrants.

(3)	Assumes all outstanding warrants to purchase 3,300,000 shares of common stock are exercised.

SUMMARY HISTORICAL FINANCIAL DATA

          Our summary historical financial data is presented in the following table to aid you in your analysis of a potential investment in our common stock. You should read this data in conjunction with the section entitled Plan of Operations, our financial statements and the related notes to those financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the period January 29, 2003 (inception) through September 30, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended March 31, 2004 are derived from our unaudited financial statements.

	January 29, 2003	Six Months
	(Inception) through	Ended
	September 30, 2003	March 31, 2004
		(unaudited)
Statement of Operations Data:
Revenue	$0	$0
Selling, general and administration expense	338,064	423,772
Loss from operations	(338,064)	(423,772)
Other Income and Expenses:
Miscellaneous income	1,636	11,345
Interest expense	(3,281)	(9,249)
Total other income (expenses)	(1,645)	2,096
Net loss	(339,709)	(421,676)
Shares used in computing basic and diluted loss per common share	6,032,604	6,414,590
Basic and diluted loss per common share	(.06)	(.07)

	January 29, 2003	Six Months
	(Inception) through	Ended
	September 30, 2003	March 31, 2004
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents	16,644	699
Working capital	(333,074)	(192,250)
Total assets	36,086	49,595
Total liabilities	369,160	204,345
Accumulated deficit	(339,709)	(761,385)
Additional paid-in-capital	—	598,810
Shareholders’ equity (deficit)	(333,074)	(154,750)

RISK FACTORS

          You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that adversely affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock would decline and you may lose all or part of your investment.

Risks Related to Our Business

Our limited operating history makes it difficult for you to evaluate our business and prospects.

          We incorporated in January 2003. Accordingly, we are still in the early stages of development and have only a limited operating history upon which you can evaluate our business. The revenue and income potential of our products and business are unproven. You should consider our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with starting a new business in a highly competitive market, many of which may be beyond our control. If we fail to address these risks, uncertainties, expenses, delays and difficulties, the value of your investment will decline.

We have a history of losses, we expect losses to continue and we might not achieve or maintain profitability.

          We have incurred net losses of $761,836 for the period from January 29, 2003 (inception) to March 31, 2004. Moreover, we expect to incur significant operating expenses for the foreseeable future. We will need to generate significant revenues to achieve and maintain profitability. We believe that generating revenues will depend in large part on our ability to:

•	raise additional capital to fund our working capital needs;

•	deploy our products and their applications;

•	generate significant revenue from the sale of our products and product applications and licensing of related products and services;

•	establish and maintain broad market acceptance for our products and then increase our market share based upon the timing, strength and success of our sales efforts and our ability to enter into strategic and commercial alliances;

•	convert the acceptance for our products and services into direct and indirect sources of revenue;

•	develop effective marketing and other promotional activities to penetrate our target customer base;

•	develop and maintain strategic and commercial relationships that balance our current and long-term ability to capitalize on our technology and solutions approach;

•	generate and sustain substantial revenue growth while maintaining reasonable expense levels; and

•	timely and successfully develop new products, product features and services and increase the functionality and features of existing products.

          If our revenues grow more slowly than anticipated or if operating expenses increase more than expected, or are not reduced sufficiently, we may never achieve profitability. Even if we do achieve profitability, we cannot be certain that we will be able to sustain or increase that profitability on a quarterly or annual basis.

Our operating results are likely to fluctuate significantly, which may cause our stock price to fluctuate.

          As a result of our relatively brief operating history and the rapidly changing and uncertain nature of the markets in which we intend to compete, our quarterly and annual revenues and operating results are likely to fluctuate from period to period, and period to period comparisons of our results of operations are not likely to be meaningful. Fluctuations in our operating results will likely increase the volatility of our stock price.

          Factors that are likely to cause our results to fluctuate include the following:

•	the announcement and timely introduction of new products by us and our competitors;

•	the timing and availability of electronic devices upon which our product may operate;

•	market acceptance of existing and future versions of our products and the devices upon which they operate;

•	fluctuations in the licensing fees we may pay for certain intellectual properties;

•	the price of products that both we and our competitors offer;

•	the amount and timing of our operating costs; and

•	the mix of products that we offer.

The costs of developing and marketing products for new interactive entertainment hardware platforms may be substantial and may materially adversely affect our financial condition and results of operations.

          The costs associated with the introduction of products for new hardware platforms may be greater than anticipated, which may materially adversely affect our financial condition and results of operations. We anticipate that it will be more costly to develop titles for new hardware platforms. We also believe the costs of developing and publishing titles for these hardware platforms may require greater financial and technical resources than prior development and publishing efforts. Additionally, during periods of new technology introductions, forecasting our revenues and earnings is likely to be more difficult than in more stable product markets. Accordingly, we may not have the resources to afford such costs or, if we do, we may not be able to generate sufficient offsetting revenues.

If we are unable to obtain substantial additional financing we may not be able to remain in business.

          We require substantial working capital to fund and sustain our business operations. Our current resources, together with any proceeds we may receive from the exercise of the warrants described in this prospectus, may not be sufficient to fund our working capital needs and capital expenditures requirements. We cannot assure you that any of the warrants will be exercised. If adequate funds are not available or are not available on terms that are acceptable to us, we may be unable to develop further or enhance our products and services, take advantage of future opportunities, respond to competitive pressures or continue in business. A material shortage of capital may require us to take drastic steps such as reducing our level of operations, disposing of selected assets or seeking an acquisition partner. In such cases, our business, operating results and financial condition could be harmed.

          Obtaining additional capital to fund our operations and finance our growth could impair the value of your investment.

          Our primary source of funding for our operations has come from the issuance of shares of our common stock in private placements to investors. We currently have 50,000,000 shares of common stock authorized for issuance, of which 8,255,000, are issued and outstanding, 3,300,000 are reserved for the issuance of shares underlying warrants and 2,000,000 are reserved for the issuance of shares under our stock option plan. To the extent we are successful in our capital raising efforts, existing shareholders will almost certainly experience dilution of their percentage ownership interests in Teknik and the new equity securities may have rights, preferences or privileges senior to those of existing holders of shares of our common stock. In any event, future issuances of additional shares of our common stock or other equity interests will dilute the proportional ownership interests of existing shareholders. If we raise additional funds by issuing debt, we may be subject to limitations on our operations. If we fail to raise capital when needed, our business will be negatively affected.

We may not successfully develop new products and services.

          The growth and success of our business depends on our ability to develop leading wireless applications and adaptive digital entertainment products and services. Due to the complexity of these products, internal quality assurance testing and customer testing of pre-commercial releases may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of products or product upgrades. In addition, the reallocation of resources associated with any postponement could cause delays in the development and release of future enhancements to our currently available software. No assurances can be provided that we will be able to successfully complete the development of products or product enhancements in a timely and efficient manner or that when such products are completed, they will achieve market acceptance. Any such failure or delay could harm our operating results.

If our software contains defects, we could lose customers and revenue.

          Software as complex as ours often contains known and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following introduction of new software or enhancements to existing software.

          The steps we take to ensure that such technology is free of errors or defects, particularly when first introduced or when new versions or enhancements are released, may not be successful. Additionally, errors in our products may be caused by defects in third-party hardware associated with our products. We cannot guarantee that current or enhanced versions of our products will be free of significant software defects or bugs. Errors, defects or other performance problems with our products could result in lost revenue or delay in market acceptance of our products, could seriously harm our credibility and materially affect the market acceptance and sales of our products and could result in potential product liability claims. The occurrence of these types of problems could materially adversely affect our business, results of operations and financial condition.

If we fail to commercialize our simulated 3D graphics and other necessary technologies, or to develop and commercialize additional enhancements to such technologies, we may not be able to compete effectively and our business will suffer.

          Our simulated 3D graphics is new and has only recently been commercially deployed. Our success depends on our ability to commercially release our software based on this technology in a timely manner. Our success also depends on our ability to market these products and develop and commercialize new enhancements to this technology in a timely manner. If we fail to successfully commercialize our software and technology, or to develop new software and technology, we will not be able to compete successfully in our targeted markets.

Other parties may assert claims against us that we are infringing upon their intellectual property rights and we may be required to indemnify hardware manufacturers from certain claims.

          Our industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation. We cannot be certain that our products do not infringe upon the intellectual property rights of others. If our products violate third-party proprietary rights, we cannot assure you that we would be able to obtain licenses to continue offering such products on commercially reasonable terms, or at all. In addition, our business requires that we indemnify hardware manufacturers with respect to all loss, liability and expense resulting from any claim against them involving the development, marketing, sale or use of our products. As a result, we bear the risk that the properties upon which our software titles are based, or that the information and technology licensed from the hardware manufacturer and incorporated in our software, may infringe the rights of third parties. Any claims against us or the parties we indemnify relating to the infringement of third-party proprietary rights, even if not meritorious, could severely harm our financial condition and ability to compete.

          We cannot assure you that we would prevail in any such litigation. If this litigation resulted in an adverse ruling, we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of certain technology; or

•	obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available on reasonable terms, or at all.

If we become subject to product liability claims, they could be time consuming and costly to defend.

          Since our customers use our software in connection with hardware devices they rely on, errors, defects or other performance problems could result in financial or other damages to our customers. They could seek damages for losses from us, which, if successful, could have a material adverse effect on our business, operating results or financial condition. Additionally, our license agreements typically contain provisions designed to limit the exposure of the manufacturers of hardware devices to product liability claims. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, could be time consuming and costly to defend and could harm our reputation.

The success of our business will greatly depend on our ability to develop and enter into strategic relationships with wireless service providers, wireless device designers and manufacturers and content providers.

Our business will depend on our ability to develop relationships and enter into agreements with companies in key industry groups, including:

•	wireless service providers that we expect will deploy our technology and products to deliver multimedia content and services to their subscribers;

•	device designers and manufacturers that we expect will deploy our technology and products in their products to enable the viewing of multimedia content; and

•	content providers that we expect will rely on our technology and products to deliver multimedia content over wireless networks.

          We will need to enter into agreements with wireless service providers, device manufacturers, and content providers in order to generate any significant revenues from our technology and product applications. If we are unable to establish a sufficient number of strategic relationships and enter into contractual arrangements on terms commercially favorable to us, our business, revenue, and prospects are likely to be adversely affected.

Our business is dependent in part on wireless service providers deploying our mobile video games and related applications, and on their subscribers’ demand for such applications.

          Our success will depend heavily on timely deployment by wireless service providers of our mobile applications using our simulated 3D graphics and other technologies in their networks. Wireless service providers may not deploy, may be slow in deploying, or may require costly or time-consuming modifications to, our software due to a number of factors including the availability of competing products, lack of subscriber demand, as well as compatibility, implementation, support or maintenance concerns. Moreover, even if wireless service providers offer content services based on our software, their subscribers may not be willing to buy these services. Subscribers are accustomed to viewing content on the comparatively large displays of television screens and PC monitors and may not be willing to use mobile information devices, which typically have smaller screen sizes, to view content and may not be willing to purchase new devices or upgrade their existing devices to include multimedia content viewing capability. Additionally, subscribers may not be willing to pay to view content on mobile information devices because this content can be viewed at a lower cost using other connections, such as satellite and wireline connections.

We will be dependent on hardware platform manufacturers for the manufacture, marketing, distribution and support of products that we develop for their platforms.

          We plan to develop interactive entertainment games for hardware platforms such as those offered by Sony, Sega, Microsoft and Nintendo, which are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with such companies give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. We would be materially harmed by unanticipated delays in the manufacturing and delivery of products.

If we cannot retain our executive management team and attract and retain additional key personnel, our business will be harmed.

          Our business relies to a significant extent on the contributions and industry experience of our executive management team. If we fail to retain the services of our executive management team, our ability to secure additional licenses and develop and sell new products would be significantly impaired. In addition, our future success will also depend upon our ability to attract, motivate and retain highly qualified employees and third-party contractors, particularly software design and development personnel and outside sales representatives. Competition for highly skilled employees is intense and we may not be successful in attracting and retaining such personnel.

Our success depends on our ability to effectively manage our growth.

          Our operations have steadily expanded since our inception in January 2003 and we plan to continue to expand our operations in the future. Our growth may place a significant strain on our management and operational systems and resources. We anticipate that as our business grows, we will have to improve and enhance our overall financial and managerial controls, reporting systems and procedures. We will also need to continue to expand, train and manage our workforce. Additionally, we will be required to increase the capacity of our current systems to meet additional demands. An inability to manage our growth and meet these additional demands will impair the success of our business.

If we endeavor to expand our limited presence in international markets we will become subject to additional business risks.

          We may decide to expand our international operations, which would necessitate entering into relationships with foreign business partners. Such relationships entail risks, including difficulty in managing international operations due to distance, language and cultural differences, and an inability to successfully market and operate services in foreign markets. There are also risks inherent in doing business on an international level, including unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, longer payment cycles in general, problems in collecting accounts receivable, difficulty in enforcing contracts, political and economic instability, and potentially adverse tax consequences.

Risks Related To Our Industry

The markets in which we operate are characterized by rapid technological changes. If we are unable to continually improve our technologies and introduce new products that achieve market acceptance, our ability to compete effectively will be harmed.

          Consumer preferences for interactive entertainment software products are continually changing and are difficult to predict. Even the most successful titles remain popular for only limited periods of time, often less than six months. Additionally, because the interactive entertainment industry is also characterized by rapid technological change, we must continually anticipate these changes and adapt our offerings to emerging hardware platforms and evolving consumer preferences. The introduction of new hardware platforms and technologies can also render existing titles obsolete and unmarketable. Further, it is difficult to ensure that our schedule for releasing new titles will coincide with the release of the corresponding hardware platforms.

          The wireless communications industry is also experiencing rapid and significant technological change. Alternative technologies may develop for the provision of wireless services that are superior to those that we plan to offer to the wireless market, which may render our products and technologies obsolete. Accordingly, our success depends on our ability to develop, adapt or acquire products and services that can compete successfully in the markets in which we intend to operate. Our failure to timely develop or obtain appropriate technology could adversely affect our ability to be competitive.

Competition within the markets in which we operate is intense and poses an ongoing threat to the success of our business.

          The interactive entertainment industry is intensely competitive. Many of our competitors have greater name recognition among consumers and licensors of entertainment properties, broader product lines and greater financial, marketing and other resources than us. Accordingly, these competitors may be able to market their products more effectively, make larger offers or guarantees in connection with the acquisition of licensed entertainment properties, adopt more aggressive pricing policies or pay more to third-party developers than we can.

          The wireless communications market is similarly highly competitive. The competition with other solutions providers to form alliances with wireless service providers and Internet service providers is significant. We also face significant competition from traditional telecommunications companies, virtually all of which have greater market share and financial resources than we do. Our failure to establish customer bases in our markets will adversely affect our operating results.

Any significant downturn in general economic conditions which result in a reduction in discretionary spending could reduce demand for our products and harm our business.

          Revenues in the interactive entertainment and wireless communications applications markets are driven by a retail customer’s ability and desire to spend disposable income on the purchase of software titles and mobile applications from our strategic partners. Any significant downturn in general economic conditions that results in a reduction of discretionary spending could result in a reduction in demand for our products and could harm our business. Such industry downturns have been, and may continue to be, characterized by diminished product demand and erosion of average selling prices. A continued economic downturn or recession would have a significant adverse effect on our operating results in future periods.

Government regulations could harm our business.

          Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with rating information about graphic violence and sexually explicit material contained in interactive entertainment software products. Under such a system, interactive entertainment software publishers are expected to communicate these ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product’s rating. Many foreign countries have laws that permit governmental entities to censor the content of products, including interactive entertainment software. In some instances, we may be required to modify our products to comply with the requirement of such governmental entities, which could delay the release of those products in such countries. These delays could harm our business.

          The wireless communications industry is subject to regulation by the Federal Communications Commission and various state regulatory agencies. From time to time, legislation and regulations could be adopted that could adversely affect this industry. Changes in regulatory environments governing the wireless telecommunication industry could negatively affect our plans to offer products and services. The licensing, ownership and operation of wireless communications systems and the grant, maintenance or renewal of applicable licenses and radio frequency allocations are all subject to significant government regulation. Government regulation may have an adverse effect on the wireless telecommunications companies to which we plan to market and sell our products and services under development. Delays in receiving required regulatory approvals and licenses or the enactment of new and adverse regulatory requirements may adversely affect our ability to offer our technology and other new products and services. In addition, legislative, judicial and regulatory agency actions could negatively affect our ability to offer new technologies to wireless telecommunications companies.

Risks Related To This Offering

We expect our stock price to be volatile.

          Prior to this offering, there has been no public market for our common stock. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are outside of our control, including:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations, new products or services by us or our competitors;

•	the addition or loss of strategic relationships or relationships with our key customers;

•	conditions or trends in the wireless markets;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or of significant new product developments or changes in business strategy;

•	legal, regulatory or political developments;

•	additions or departures of key personnel; and

•	general market conditions.

          The market price of our stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In addition, the stock market has experienced significant price and volume fluctuations that affected the market price for the common stock of many technology, communications and entertainment and media companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our common stock.

Our officers and directors have substantial influence over our operations and can significantly influence matters requiring stockholder approval.

          We anticipate that our officers and directors together will collectively beneficially own approximately 63.3% of our outstanding common stock following the sale of the shares offered hereby. As a result, they have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company that may be viewed as beneficial by other shareholders.

Future sales of our common stock may depress our stock price.

          If we or our shareholders sell substantial amounts of common stock in the public market following the effectiveness of this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities at a time and price that we deem appropriate. As of March 31, 2004, we have 8,255,000 shares of common stock outstanding. In addition, we have the ability to issue options and other stock-based awards under our Stock Option Plan to directors, officers, employees and consultants, and have reserved up to 2,000,000 shares of our common stock under such plan, 330,000 of which have been granted as of March 31, 2004. We also have outstanding warrants exercisable for 3,300,000 shares of our common stock as of March 31, 2004. Of the shares of our common stock that have been issued, or are issuable upon exercise of options and warrants, the 4,440,000 shares that are the subject of this registration statement will be freely tradable and the remaining shares will become eligible for sale in the public market pursuant to Rule 144. Following this offering, issuances of certain shares of our common stock or other equity interests may be at, or may be exercisable for, a price that represents a discount to the market price of our common stock, thereby diluting your investment. Sales of common stock by existing shareholders in the public market, or the availability of such shares for sale, could materially and adversely affect the market price of our common stock.

We have broad discretion on the use of any proceeds we may receive as a result of warrants being exercised, and the investment of these proceeds may not yield a favorable return.

          Our management has broad discretion over how any net proceeds from the exercise of warrants for common stock being registered in this offering are used, and we could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. See “Use of Proceeds” for more information about how we plan to use any such proceeds.

Our securities have no prior market, and our stock price may decline after the offering.

          Before this offering, there has not been a public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The initial offering price will be determined through negotiations between the selling representatives and us. The trading prices of many companies’ stocks have experienced significant declines from their initial offering price. The market price of our common stock may decline below our initial public offering price.

As a new investor, you will experience immediate and substantial dilution in the value of our common stock.

          If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in net tangible book value. If the holders of outstanding options and warrants exercise those options or warrants, you will incur further dilution. See “Dilution” for an explanation of the amount of dilution you will incur under such circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings “Prospectus Summary,” “Risk Factors,” “Plan of Operation,” and “Business,” among others. When used in this prospectus, the words “anticipate,” “should,” “may,” “believe,” “estimate,” “will,” “plan,” “intend” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intensions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk factors.” Our actual results could differ materially from those predicated in these forward-looking statements, and the events anticipated in the forward-looking statements may not actually occur. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by federal securities law, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

          The parties identified under “Selling Securityholders” are offering all of the shares of common stock to be sold pursuant to this prospectus. We will not receive any of the proceeds from the offer and sale of the shares of common stock by the selling shareholders. However, of the 4,440,000 shares covered by this prospectus, 3,300,000 shares are issuable upon the exercise of outstanding common stock purchase warrants at an exercise price of $2.50 per share. If these warrants are exercised in full, we will receive gross proceeds of $8,250,000 upon the exercise of the warrants, but we will not receive any of the proceeds from the subsequent resale, if any, of such shares of common stock by the selling stockholders.

          We expect to use substantially all the net proceeds from the exercise of the warrants, if any are exercised, for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any of these transactions, and we are not currently engaged in any negotiations with respect to any of these transactions.

DILUTION

          Our net tangible book value as of March 31, 2004, was approximately $(0.024) per share of our common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding. Purchasers of shares in this offering will experience dilution in net tangible book value per share equal to the difference between the amount per share paid by those purchasers in this offering and the net tangible book value per share of our common stock immediately after this offering. In the future we may issue additional shares, options and warrants, and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may dilute our net tangible book value.

SELLING SECURITY HOLDERS

          The following table sets forth information as of the date of this prospectus with respect to the selling shareholders and the number of shares of common stock beneficially owned by each selling shareholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling shareholder.

          The selling shareholders may offer all, some or none of the shares of common stock.

				Number of	Beneficial
Name/Address of	Beneficial Ownership			Shares to be	Ownership
Shareholder	Before This Offering			Offered	After This Offering
	Shares		Percent		Shares	Percent
CodeFire Acquisition Corp.	3,900,000	(1)	47.2%	3,900,000	0	—
Fortune Labs LLC	590,000	(2)	7.1%	440,000	150,000	1.8%
Mattias Norstrom	70,000		*	20,000	50,000	*
Darryl Sydor	80,000		1.0%	40,000	40,000	*
Owen Nolan	120,000		1.5%	40,000	80,000	*
			TOTAL:	4,440,000

(1) Includes 2,900,000 shares issuable upon exercise of outstanding warrants.

(2) Includes 50,000 shares held by Chris Fortune, the president of Fortune Labs LLC, and 400,000 shares issuable upon exercise of outstanding warrants.

* Represents less than one percent (1%).

          Other than the information set forth under the caption “Certain Relationships and Related Transactions,” the selling shareholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus, from time to time to update the disclosure.

PLAN OF OPERATIONS

          The following plan of operations should be read in conjunction with “Selected financial data” and the financial statements and related notes to those statements included elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in the forward-looking statements.

Summary of our plan

          We believe we can satisfy the cash requirements of our current operations for the next 12 months. Assuming our capital requirements remain consistent with our current growth plan, we believe we will have to raise additional funds in the next 12 months. We currently anticipate that we will raise such additional funds, from time to time, through the exercise of outstanding warrants. The amount of funds raised will determine what additional projects the company will be able to take on.

          Over the next 12 months, we plan to continue to devote research and development resources to our planned product offerings, the mobile video game Fear Factor, and the video and mobile Next Action Star game, both of which we anticipate launching in September, 2004. In connection with these research and development efforts, we do not expect to purchase or sell any significant equipment or property, but it may be necessary to increase the number of our employees.

Revenue

          Although we have not yet generated revenue, our business model contemplates that we will derive revenue from two sources: one time fees charged in connection with the initial sale of our products and monthly subscriptions. We plan to generate revenue from the sale of digital content such as games, virtual companions, screensavers, and living art. Currently, AniDragon is available at www.anidragon.com. We also intend to offer our mobile applications for sale online at www.321jam.com. Mobile applications may also generate small purchase fees when they are downloaded. These revenues will be recognized in the same period that the purchase is made. We believe the majority of our recurring revenue will be generated by monthly subscription services of mobile applications. Mobile products will be offered in conjunction with wireless carriers such as Verizon, AT&T, Cingular, Sprint, T Mobile Alltel and US Cellular, who will invoice the customer as part of their normal billing cycle. Monthly game subscriptions will also be billed and sold by the wireless carriers.

          Wireless carriers in the United States offer a very favorable revenue sharing model with mobile application developers, with net revenue to the application developer generally exceeding 70 to 75% of monthly subscription fees. These percentages can be negotiated up or down depending on the merits of the software. If we use an outside development team, we will negotiate royalty and licensing fees to reduce development costs and to provide appropriate incentive to the hired team. In that case, the developer would receive a percentage of any net revenues as the royalty. Typically, net revenues will be computed by deducting Teknik’s and the developer’s initial and ongoing direct expenses from gross receipts. Thus, the developer’s initial costs and other ongoing costs would need to be recovered fully prior to us being able to share revenue with the developer.

          In our Letter of Intent with Quicksilver Software, Inc., we have agreed to a split of 80% of net revenues to Teknik and 20% of net revenues to Quicksilver. We have also agreed that Teknik will recover all development costs for both Icon Messenger and SpellStrike, which are currently estimated to total $295,000, plus additional direct costs, before Quicksilver receives its share of royalties derived from the sale of these products. We have also reserved the option to purchase Quicksilver’s share of future revenue for a payment equal to the greater of $1 million or 5 times Quicksilver’s share of the project’s highest annual revenue.

Expenses

          The major expense we anticipate in the near term will be the direct cost of developing, refining, and updating products for both the online and mobile markets. Our management has experience developing software products and therefore executes detailed planning of the scope and cost of each project before a development team, either internal or external, is engaged. Our modular design philosophy assists with managing these costs as smaller projects are far easier to predict and control than larger efforts. In some cases, we will license the name or likeness of a well known person, character or object, such as sports teams and venues, comic book characters, or movie stars, to include in the content under development. In the case of mobile applications, these licenses may represent a significant portion of the upfront cost of the project. The popularity of the person or object licensed can reduce the risk of the project by creating instant recognition for the end product. We intend to continue to develop our products both internally and through third parties. We expect that our research and development expenses will increase as we expand our product offerings.

          We will incur operational costs associated with customer support and maintaining our web presence. In the future, we believe much of the customer support for our online products may be handled online via chat messaging or e-mail. Some expense may be incurred in the future to offer customer service via phone but this will not be a requirement for our core market. Initial customer service for our mobile products will be provided by the carriers. We will maintain our website and application servers in a professional hosting environment. The expenses incurred to maintain a professional web presence consist of hosting space, including security, redundant power supply, and fire suppression, as well as access to redundant broadband networks, personnel to conduct preventive and emergency site maintenance, and backup/disaster recovery systems.

          Sales and marketing expenses consist primarily of salaries and related expenses for our direct sales force and marketing personnel, commissions to independent sales staff, marketing programs and advertising campaigns. Management intends to use its experience and connections within the software industry to promote and market our products. We expect to see a significant increase in sales and marketing expense if our revenues increase and we expand our product offerings and international presence.

          General and administrative expenses consist primarily of salaries and related expenses for finance and other administrative personnel, facilities and occupancy charges, professional fees and bad debt expense. We expect our general and administrative expenses to increase as we expand our staff, build our infrastructure, grow our business and incur costs associated with being a public company. As a percentage of revenue, we expect to see a reduction in general and administrative expenses as our revenues increase.

Liquidity and capital resources

          Our primary sources of liquidity are proceeds from past offerings of common stock and past borrowings under our previous revolving line of credit. At March 31, 2004, we had cash and equivalents amounting to $699 and prepaid expenses of $11,396. Our liquidity needs are primarily to fund working capital requirements, including selling, general and administration expenses. The largest use of our funds is sales and marketing expenses, consisting primarily of salaries and related expenses.

          As of March 31, 2004, we had total current liabilities of $204,345 and had total current assets of $12,095, with our liabilities exceeding our assets by $192,250.

          Management believes that the above-described private placements of our common stock will provide us with our immediate financial requirements to enable us to continue as a going concern. In the event that we are unable to raise additional funds, we could be required to either substantially reduce or terminate our operations. Except for the factors set forth in the section of this prospectus related to “Risk Factors,” we are not aware of any material trend, event or capital commitment, which would potentially adversely affect our liquidity.

Off-Balance sheet arrangements

          We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we have not entered into any derivative contracts nor do we have any synthetic leases.

BUSINESS

Company Overview

          Teknik Digital Arts finances, develops and publishes interactive video game software for play on desktop computers, wireless phones, video game consoles and other consumer electronic devices. Our goal is to provide our customers with entertainment experiences wherever and whenever they choose. Products currently under development include original and branded games for mobile phones. We are developing and acquiring the core technology needed to operate our products on all major platforms, and our first product, AniDragon, launched in August 2003.

          We have assembled a team with not only the creative expertise to generate compelling content but also the technical expertise to enable true cross–platform persistence. Our principals have previously worked with companies and people such as DreamWorks Interactive, DreamWorks Animation and SquareSoft. We intend to leverage the reputations that our management team has built in the industry to form strategic partnerships that we believe will enable us to create digital content that is truly distinctive.

          In March 2004, we entered into a joint venture agreement with Playentertainment, LLP, an Arizona limited liability partnership, to develop and market videogames for mobile and console applications, based on licensed high-profile television, motion picture, comic book and celebrity properties. Under the terms of the joint venture, Playentertainment will negotiate the licenses, and Teknik will perform the game development, publishing, distribution and accounting functions, and will provide financing for the joint venture. The Next Action Star and Fear Factor games, currently anticipated to launch by September 2004, are the first products to be developed under this joint venture.

          As of March 31, 2004, we had four full time employees, including two in product development, one in sales and marketing and one in finance, general and administrative. We intend to hire additional employees as needed. We also retain independent contractors to provide various services, primarily in connection with our software development and sales activities. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

Our Strengths

          We believe our competitive strengths include the following:

•	We have improved the interface between the machine and the user, making it easier and more interesting for users to interact with technology. Specifically, we are developing and refining technologies that significantly enhance the capabilities of existing wireless applications, such as enabling simulated 3-D animation on mobile devices, relative to traditional 2-D graphics. Additionally, our team has created a software robot, or softbot, that drives our AniDragon product and allows it to interact dynamically with its surroundings.

•	We strive to be platform and network independent by creating content that can be enjoyed anytime, anywhere, and by publishing products that can be accessed by any device that has a connection. To that end, we are developing and refining technologies that enable interactive multiplayer game play on personal computers, mobile phones, and console platforms.

Our Strategy

          Through our joint venture with Playentertainment, and our own business relationships, we contemplate entering into strategic licensing agreements with respect to high-profile intellectual properties, such as popular motion pictures, television shows, characters, and sports figures, and developing and marketing video games based on these licensed properties. The Next Action Star and Fear Factor games, currently anticipated to be launched in September 2004, are the first products to be developed through this joint venture. While licenses reduce the overall return of a product, we believe the name recognition and goodwill associated with the licensed property helps mitigate product development risks.

          In addition to the numerous products that we are actively developing, we also contemplate outsourcing development activities with respect to certain licensed properties, when appropriate, to mitigate certain risks and manage up-front expenditures. To the extent we project that development of a video or mobile application based on a licensed property will be labor-intensive and will require significant allocations of money, we may elect to outsource certain development activities, possibly through a revenue-sharing agreement. Assuming the role of publisher in this manner permits us to defray certain front-loaded expenses and manage the volume of our in-house development efforts.

          Technology, market demographics, and distribution channels vary enormously between the mobile and traditional online marketplaces. We intend to tailor our marketing efforts accordingly. Major differences between platforms, network operations, and demographics of users will dictate the way we approach each project.

          We believe the core market for our mobile products will be teenagers and young adults in urban markets. Young consumers display the characteristics that match best with our products. This group is mobile, is technologically savvy, stays in close contact with peers, and plays video games. We will initially focus on the urban market because we believe that is where the carriers will focus when building out their next generation networks.

          Our games and online content will be targeted to unique niche markets where existing products do not exist or are deemed by management to be weak. The AniDragon product was designed to appeal to dragon fans, fantasy and science fiction fans, children, 3D art enthusiasts, and virtual pet collectors. All of these groups have thriving online communities we plan to target to generate interest in the product. We intend to modify AniDragon from time to time based on feedback from the market, including the development of more ferocious dragons for adults, and will update AniDragon to suit the tastes of new markets in Asia and Europe.

Our Technology

          The following core technologies are the platforms on which our products are developed:

          3D Engine for PC. We have developed software – a 3D engine – that tells a computer how images will be displayed and how objects interact in the environment our artists create. This engine utilizes innovative technology to display the interaction of 3D digital objects. This engine can act as the foundation for future games for the Xbox console.

          3D Engine for mobile devices. We developed a simulated 3D engine for mobile devices utilizing J2ME, a modified version of Sun Microsystem’s open scripting language, JavaTM. Most of the mobile device manufacturers and, with the notable exception of Verizon Wireless, all of the domestic wireless carriers support applications written with J2ME. Mobile devices do not have the capability to display true 3D effects at this time, but our system does offer the appearance of 3D similar to many early generation PC games. Our mobile engine may be upgraded as the computing power, available memory and display quality of handheld devices improve.

          AniGadgetTM.  AniGadget software is at the heart of our online distribution model. The unique identification number of a customer’s device gets assigned to each digital object along with a unique serial number so that it will neither operate nor display on another device.

Our Products

          AniDragon. In August 2003, we launched AniDragon, which is available for sale at www.anidragon.com. Part virtual pet and part living art, the AniDragon represents our first creation of a fully functional softbot. The customer watches his dragon hatch from an egg, grow up to be an adult, and explore the device’s electronic world designed for him by our creative team. The product was built in a modular fashion so that additional worlds, artifacts, and new species of dragons can be added to the product set as the team completes them. The product will expand to allow customers greater interaction with their digital pet dragons.

          We have two licensed, branded products currently under development under a joint venture agreement with Playentertainment. We plan to launch these products during the summer of 2004. Under an agreement dated April 2003, an affiliate of Playentertainment obtained the right to use the “Fear Factor” name, logo, content, ideas and copyrights associated with the “Fear Factor” television program in the production and publishing of video games for mobile applications. Under an agreement dated November 2003, an affiliate of Playentertainment obtained the right to use the “Next Action Star” name, logo, content, ideas and copyrights associated with the “Next Action Star” television program in the production and publishing of video games for mobile and console applications. We are currently developing mobile and console products, using the J2ME platform, for publishing and distribution pursuant to the licensing rights obtained by Playentertainment. We also anticipate entering into agreements to develop these video games on the BREW platform utilized by Verizon.

          We also have two products under development with Quicksilver, Inc. These products are a mobile phone messaging system Icon Messenger and the simulated 3D mobile phone game, Spellstrike. These products are still in beta testing. We are currently negotiating a final agreement with Quicksilver to license and distribute these products when they are completed and accepted.

Our Markets

          Billions of dollars have been invested to establish the infrastructure for the global telecommunications industry. The largest domestic participants in this industry include the following:

•	Traditional Wireline carriers. AT&T, Sprint, SBC and Verizon all operate traditional terrestrial fiber optic networks as well as wireless networks.

•	Wireless only carriers. Nextel, T–Mobile and Triton PCs.

•	Terrestrial only carriers. Level 3, Qwest, which uses Sprint’s network for wireless, and Cable and Wireless.

          These companies must find large and loyal customer bases to generate a reasonable return on their investment. We were founded to provide compelling digital content that will keep paying customers surfing, chatting and playing games over these networks. The demand for digital content has been strong despite the recent economic and financial market downturn. Our strategy is to bypass traditional distribution chains and focus on the mobile and internet media to reach customers. Customers will use the mobile and wireline networks to purchase and utilize our applications fully. We believe our selected markets have been underserved compared to the television, motion picture and video game console markets, and that we have created unique technologies to serve interesting niches in the traditional PC and game console market and in the mobile market.

          Online content market. While much of the revenue stream from electronic commerce transactions is directed towards the purchase of tangible goods and services, such as books, clothing and travel, a significant and growing market exists for paid online content. Despite the financial collapse of several broadband providers and a consolidating marketplace, surplus network capacity via traditional fiber networks continues to exist. This excess supply has driven down the price for high-speed connections, thereby driving up the number of consumers who can afford them. We believe this growth in the number of consumers with access to high-speed internet connections will be a key factor in our success.

          Content for online distribution is available through a variety of competing sources. Many of the traditional media companies, such as The Wall Street Journal, ESPN, Consumer Reports, and CNBC, offer content on a free or subscription basis via the internet. Other providers, such as bluemountain.com, classmates.com, yahoo.com, match.com and eGreetings.com, depend more heavily, if not entirely, on their online presence to drive revenue. Game companies like Lineage, Everquest and The Sims Online, often provide the actual mechanism for playing their games on CD–ROM’s and then create communities where consumers can come together to play with and against each other.

          Mobile applications market. Growth in domestic data traffic over wireless networks will be driven by improving handset technology, by offering phones with color screens, cameras, faster processors and more memory, by third generation network infrastructure investment by carriers and by the rapid penetration of mobile services into the 14- to 24-year-old market in the United States. We believe the demand for compelling content will grow as mobile network operators seek to differentiate themselves. Offering unique software applications like chat features, games and picture sharing has the potential to increase revenue by attracting new customers, increasing traffic flow across the network, and increasing customer loyalty and allowing providers to charge customers for this content.

          As an incentive to developers of content, domestic carriers have offered revenue sharing plans to their software application developers. Domestic carriers generally have targeted a revenue split of 20% to the carrier and 80% to the developer. As a result of these revenue sharing arrangements, we anticipate that numerous competitors will enter the domestic market to meet the demand of mobile carriers for digital content. We intend to exploit this emerging marketplace opportunity.

Description of Property

     Our headquarters are located in Scottsdale, Arizona where we occupy approximately 1,700 square feet of office space under a real property lease that expires September 30, 2004. We believe that our facilities are adequate for our current needs and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations.

MANAGEMENT

Directors and Executive Officers

          Set forth below is information concerning our current directors, executive officers and other key employees.

Name	Age	Position
John R. Ward	48	Chairman and Chief Financial Officer
Corey Comstock	46	President, Director of Art/Animation and Director
Benjamin Robins	48	Director
Kristine E. Ward	54	Secretary and Treasurer

          John R Ward. Mr. Ward has been our President and Chairman since inception. In addition to serving as Chairman of Codefire Acquisition Corp., Mr. Ward has served as Managing Director of Swiss Capital Management for seven years, where his responsibilities included identifying and analyzing investment opportunities for employees of this private investment–banking firm.

          Corey Comstock. Mr. Comstock joined us as Art/Animation director in July 2003, and has been designing, illustrating, and animating with computers for more than two decades. He began his computer design career in 1981 at Pacific Aquascape working on projects such as The Westin Maui, The Hyatt Waikaloa, and Kelowna Waterfront Park. He subsequently moved into the interactive field working for Interplay and Dreamworks Interactive where he directed, modeled, and animated for many games including Stonekeep, Heart of the Alien, Virtual Life, and The Lost World. In 1997, Mr. Comstock moved to Dreamworks Animation as lead animator on the 3D animated film Shrek, where he was responsible for visual development and animation of the title character. Since then he has worked as an independent contractor on several projects including the games Lego Alpha Team and Warpath: Jurassic Park. Corey’s work has been published in CADence, Landscape Architect and Specifier magazines, as well as being featured in GamePro, Gamefan, Game Players, VideoGames, Electronic Gaming Monthly, and The Web.

          Benjamin D. Robins. Benjamin Robins was appointed to the board of Teknik Digital Arts, Inc. in June of 2004. Mr. Robins is currently President of BDR Management, an international sports marketing and management firm. Prior to that, he held executive management positions with Advantage International, Adidas, and for over ten years acted as Tour Manager for the ATP professional tennis tour. Mr. Robins graduated from the J.L. Kellogg Graduate School of Management- Northwestern University with a Master of Management (MBA) degree.

Compensation Committee

          In February 2004, our board of directors established a compensation committee, composed of three directors, John Ward and Corey Comstock. The compensation committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our Stock Option Plan, including the approval of grants under such plan to our employees, consultants and directors. Our board of directors may establish other committees to facilitate the management of our business.

          The board of directors has not established an audit committee.

Director Compensation

          We currently do not provide compensation to our non-employee directors for serving on our board of directors or for attendance at meetings of the board of directors and the committees of the board of directors on which they serve. Non-employee directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors. Employee directors are eligible to receive option grants under our Stock Option Plan. Non-employee directors may each receive grants of options to purchase a number of shares of our common stock from time to time as determined by our board of directors.

Limitations On Liability And Indemnification Of Directors And Officers

          Our certificate of incorporation limits the liability of our officers and directors to the fullest extent permitted under Nevada law. In addition, our bylaws provide for the indemnification of our directors, officers, employees or agents against reasonable costs and expenses, including attorneys’ fees, actually incurred in connection with actual or threatened suits or proceedings, whether civil, criminal, administrative or investigative, even for actions brought by or on behalf of Teknik. We must indemnify such individuals if they have acted in good faith and on the reasonable belief that their actions were not adverse to Teknik.

          We have maintained directors’ and officers’ liability insurance as a private company and will reexamine our levels of coverage after this offering.

          We believe that these indemnification provisions and this insurance are necessary to attract and retain qualified directors and executive officers.

Compensation Committee Interlocks And Insider Participation

          We did not have a compensation committee or other board committee performing equivalent functions until February 2004. All members of our board of directors, some of whom were executive officers, participated in deliberations concerning executive officer compensation. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION

          The table below sets forth the cash and non-cash compensation earned by our chief executive officer and employees whose earnings during the period from January 29, 2003 (inception) through March 31, 2003 exceeded $100,000.

Summary Compensation Table

		Annual			Long-Term
		Compensation			Compensation
					Securities
Name and					Underlying
Principal				Other Annual	Stock	LTIP	All Other
Position(1)	Year	Salary	Bonus	Compensation	Options	Payouts	Compensation
John R. Ward President	2003	0	0	0	0	0	0
Anthony Eaton CFO and COO	2003	0	0	0	0	0	$24,067 (2)
Corey Comstock Director of Art/ Animation	2003	$45,833	0	0	50,000	0	0

(1)	The disclosure in this table (and in subsequent tables in this prospectus) for Tony Eaton and Corey Comstock has been provided for informational purposes only and in light of their status as significant employees of the Company. Mr. Eaton resigned from the Company in May 2004.

(2)	Includes compensation received pursuant to Mr. Eaton’s consulting agreement, prior to his employment with us. Mr. Eaton resigned from the Company in May 2004.

          The table below contains information on grants of stock options to the key officers, directors and employees during the period from January 29, 2003 (inception) through September 30, 2003.

Option Grants In Last Fiscal Year
(Individual Grants)

          The following table sets forth for each executive officer information concerning individual grants of stock options during the 2003 fiscal year. Options were granted at an exercise price equal to the fair market value of our common stock at the date of the grant. In determining the fair market value of our common stock, the board of directors considered various factors, including our financial condition and business prospects, operating results, the absence of a market for the common stock and risks normally associated with investments in companies engaged in similar businesses.

	Securities	Percent of Total
	Underlying Options	Options Granted to	Exercise Price
Name	Granted (#)	Employees in 2003	($/share)	Expiration Date
Corey Comstock	50,000	12.2%	$1.00	12/31/06

Stock Option Plan

          On December 31, 2003, Teknik adopted its 2004 Stock Option Plan. The Option Plan provides that certain options granted there under are intended to qualify as “incentive stock options” within the meaning of Section 422A of the United States Internal Revenue Code, while non-qualified options may also be granted under the Option Plan. Incentive stock options may be granted only to employees of Teknik, while non-qualified options may be granted to non-executive directors, consultants and others as well as employees. The Option Plan is administered by our board of directors, and we have reserved 2,000,000 shares of common stock under the Option Plan, subject to adjustment for changes in our capital structure, for issuance to employees, officers, directors and consultants of Teknik. If an option expires, wholly or partially unexercised, is terminated or canceled, or is subject to our repurchase option, then the common stock allocable to the unexercised portion of such expired, terminated or canceled option, and such repurchased shares, as applicable, become available again for issuance under the Option Plan.

          No option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, an option may be exercised only by him. Subject to certain limitations, non-statutory stock options may be assignable or transferable to the extent permitted by the board, in its discretion, and as set forth in the relevant option agreement. Upon termination of employment of an optionee by reason of death or disability, his option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. Upon termination of employment of an optionee by reason of a change of control of Teknik, his option remains exercisable for six months thereafter to the extent it was exercisable on the date of such termination. In the event of termination of employment of an optionee for cause, the option shall terminate and cease to be exercisable immediately upon termination. Upon termination of employment of an optionee by any reason other than the foregoing, his option remains exercisable for three months thereafter to the extent it was exercisable on the date of such termination. The deadlines to exercise options may be extended as necessary to permit optionees to comply with the securities laws.

          Options under the Option Plan must be granted within 10 years from the effective date of the Option Plan. No option shall be exercisable after 10 years following the date on which such option was granted, and for certain optionees, incentive stock options shall not be exercisable after 5 years following the date on which such option was granted. Subject to certain limitations, options granted under the Option Plan permit payment of the exercise price in cash, by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, by assignment to us of the proceeds of a sale or loan, by promissory note, by such other consideration as may be approved by our board of directors, or by a combination of these methods of payment. Under the Option Plan, stock appreciation rights may also be granted with respect to an option.

          For further information related to the Option Plan, see Note 3 to our financial statements.

Employment Agreements

          Effective July 1, 2003, we employed Corey Comstock under a 2.5-year employment agreement as our Art/Animation Director. The employment agreement automatically renews for additional one-year terms unless either party terminates it prior to renewal. Mr. Comstock’s employment agreement calls for an annual gross salary of $100,000, payable semi-monthly. Mr. Comstock’s salary may be subject to salary reduction programs for senior executives, and will be reviewed annually by the board of directors. Also in accordance with his employment agreement, on July 1, 2003, we granted Mr. Comstock 100,000 shares of our common stock as additional consideration of employment. Mr. Comstock’s employment agreement entitles him to fully vested options to purchase 50,000 shares of our common stock upon completion of the first six (6) months of employment, and fully vested options to purchase 50,000 shares of our common stock for each full year of employment thereafter, for up to two years for a maximum of 150,000 shares. All such options shall be exercisable at an exercise price of $1.00 per share, and will expire three (3) years after the date of issuance. As part of his employment, Mr. Comstock also entered into an agreement under which inventions relating to our business or products that Mr. Comstock makes, conceives, reduces to practice or otherwise learns, either alone or jointly with others, during the term of his employment are the sole and exclusive property of Teknik, and Mr. Comstock assigns all royalties or other consideration relating to such inventions to us.

PLAN OF DISTRIBUTION

          The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling shareholders will sell any or all of the common stock in this offering or that they will ever exercise any of the warrants held by them. The selling shareholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

•	An exchange distribution following the rules of the applicable exchange.

•	Privately negotiated transactions.

•	Short sales or sales of shares not previously owned by the seller.

•	A combination of any such methods of sale any other lawful method.

The selling shareholders may also engage in:

•	Short selling against the box, which is making a short sale when the seller already owns the shares.

•	Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the shareholders.

•	Pledging shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

          Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling shareholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive a commission from the purchaser in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

          Penny Stock Rules. Our common shares are subject to the “penny stock” rules that impose additional sales practice requirements because our common shares are below $5.00 per share. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser’s written consent to the transaction prior to the purchase. The “penny stock” rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer must also disclose:

•	the commission payable to both the broker-dealer and the registered representative,

•	current quotations for the securities, and

•	if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

          Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

          These rules apply to sales by broker-dealers to persons other than established customers and accredited investors, generally defined as those with assets in excess of $1,000,000 or annual income exceeding $200,000, or

$300,000 together with their spouse, unless our common shares trade above $5.00 per share. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in “penny stocks” and it is unlikely that any bank or financial institution will accept “penny stock” as collateral.

          Underwriter Status. The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be considered to be “underwriters” within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

          Because selling shareholders are deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements.

          We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholder, and the officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against liabilities, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

          If the selling shareholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between that selling shareholder and the broker-dealer.

          Determination of Offering Price. The Price at which the common stock is sold may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth, as of March 31, 2004, certain information with respect to beneficial share ownership by each of our executive officers and directors, by all executive officers and directors as a group and by all persons known to management to own more than 5% of our outstanding common stock. Except as otherwise indicated, the shareholders listed have sole investment and voting power with respect to their shares. The amounts and percentages are based on 8,255,000 shares of common stock outstanding as of March 31, 2004.

	Number of
	Common Shares		Percent of
Name of Beneficial Owner	Beneficially Owned		Outstanding shares
John R. Ward	6,716,000	(1)	60.2%
Corey Comstock	500,000		6.1%
Benjamin Robins	100,000		1.2%
CodeFire Acquisition Corp.	3,900,000	(2)	35.0%
John Skeel	500,000		6.1%
Fortune Labs LLC	590,000	(3)	6.8%
All officers and directors as a group (4 persons)	7,316,000		65.6%

(1)	Includes 3,900,000 shares held by CodeFire Acquisition Corp., of which Mr. Ward is the president.

(2)	Includes 2,900,000 shares issuable upon exercise of outstanding warrants.

(3)	Includes 50,000 shares held by Chris Fortune, the president of Fortune Labs LLC, and 400,000 shares issuable upon exercise of outstanding warrants.

DESCRIPTION OF CAPITAL STOCK

Common Stock

          Under our articles of incorporation, we are authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share. As of the date of this prospectus, there were 8,255,000 shares of common stock outstanding and 89 holders of record. Each holder of common stock is entitled to one vote for each share held on all matters. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors and all other matters brought before stockholder meetings.

          The holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. The dividend rights of our common stock are junior to any preferential dividend rights of any outstanding shares of preferred stock. The holders of our common stock also are entitled to receive distributions upon our liquidation, dissolution or winding up of our assets that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of our preferred stock.

          The holders of our common stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock that we may designate and issue in the future.

          Warrants to purchase our common stock. In December 2003, we issued warrants to purchase an aggregate of 400,000 shares of our common stock to Fortune Labs, LLC. The warrants have a term of four years, and a per share exercise price of $2.50 for the 30-day period following the effectiveness of the registration statement of which this prospectus is a part, and a per share exercise price of $5.00 thereafter. In December 2003, we also issued three-year warrants to purchase an aggregate of 3,000,000 shares of our common stock to CodeFire Acquisition Corp. The exercise price for each of these warrants is $2.50 per share. For more information regarding our relationship with CodeFire Acquisition Corporation, see “Certain Relationships and Related Transactions.”

Preferred Stock

          Our board of directors is authorized by our articles of incorporation to issue up to 10,000,000 shares of one or more series of preferred stock, par value $.001 per share. No shares of such preferred stock have been authorized for issuance by our board of directors, and we have no present plans to issue any such shares. In the event that the board of directors issues shares of serial preferred stock, it may exercise its discretion in establishing the terms of such preferred stock.

          Our board of directors may determine the voting rights, if any, of the series of preferred stock being issued, including the right to:

•	vote separately or as a single class with the common stock and/or other series of preferred stock;

•	have more or less voting power per share than that possessed by the common stock or other series of preferred stock; and

•	vote on specified matters presented to the shareholders or on all of such matters or upon the occurrence of any specified event or condition.

          If our company liquidates, dissolves or winds up, the holders of our preferred stock may be entitled to receive preferential cash distributions fixed by our board of directors when creating the particular preferred stock series before the holders of our common stock are entitled to receive anything. Preferred stock authorized by our board of directors could be redeemable or convertible into shares of any other class or series of our stock.

          The issuance of preferred stock by our board of directors could adversely affect the rights of holders of the common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers.

Anti-Takeover Provisions under the Company’s Charter Documents

          The Company has elected not to be subject to the Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, and Sections 78.411 to 78.444, inclusive, relating to the acquisition of a controlling interest in the Company and business combinations with interested stockholders, respectively. Certain provisions of the Company’s Articles of Incorporation and Bylaws, as in effect upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company’s common stock. With certain exceptions, the Company’s Articles of Incorporation prohibit the Company from engaging in a “business combination” with an “interested stockholder” unless the business combination is approved in a prescribed manner, including the affirmative vote of 66 2/3% of the votes entitled to be cast on the matter, excluding the shares of voting stock held by such interested stockholder. Generally, a “business combination” includes a merger, consolidation, liquidation, reclassification of securities, asset or stock sale or other transaction proposed by or resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within the previous two years, did own) 10% or more of the Company’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, the Company’s stock option plan generally provides for assumption of such plan or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the Board of Directors, exercise of some or all of the options, including non-vested options, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The Board of Directors has authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock. The Company has no present plan to issue shares of preferred stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          John R. Ward, our President and Chairman, is also the president of CodeFire Acquisition Corp. (“CAC”), and holds approximately 28% of the issued and outstanding shares of CAC’s common stock. CAC beneficially holds approximately 35% of the issued and outstanding shares of our common stock. On February 15, 2003, we entered into a software license agreement with CAC to obtain the development and marketing rights to the AniDragon software. Under the terms of the agreement, we are obligated to make quarterly royalty payments to CAC of 10% of all net receipts. The term of the agreement is indefinite, and grants us the option to purchase all of CAC’s ownership interest in the AniDragon software for $2,000,000. As of March 31, 2004, we have generated no revenue related to the AniDragon software.

          On March 31, 2003, we entered into a revolving credit agreement with CAC for up to $500,000. As of December 31, 2003, we had a note payable to CAC in the aggregate amount of $64,783, and accrued interest, calculated at 7% per annum, of $11,078. The note was due March 1, 2004. On December 31, 2003, Teknik and CAC entered into an exchange agreement under which we issued 1,000,000 shares of common stock, with a value of $0.50, in exchange for the cancellation of all unpaid principal and accrued interest, under the revolving credit agreement up to $500,000. Additionally, we granted CAC warrants to purchase 3,000,000 shares of our common stock, at an exercise price of $2.50 per share.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

          Upon completion of this offering, we will have 11,555,000 shares of common stock outstanding, assuming all outstanding warrants to purchase an aggregate of 3,300,000 shares of common stock are exercised. Of these shares of common stock, the 4,440,000 shares of common stock being offered by this prospectus will be freely tradable without restriction under the Securities Act of 1933, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 7,115,000 shares of common stock held by our existing stockholders on the date of this prospectus will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act of 1933 or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act of 1933, which rules are summarized below. Taking into account the provisions of Rules 144, 144(k) and 701 and assuming no exercise of outstanding options or warrants, additional shares will be eligible for sale in the public market as follows:

•	1,140,000 shares will be available for immediate sale on the date of this prospectus;

•	2,022,500 shares will be available for sale pursuant to and subject to the limitations of Rules 144 and 144(k); and

•	919,000 shares will be available for sale 90 days after the date of this prospectus pursuant to Rule 144.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated), who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 115,550 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on Form 144 is filed.

          Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of certain public information about us.

Rule 144(k)

          Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

          Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our equity incentive plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

LEGAL MATTERS

          Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Squire, Sanders & Dempsey L.L.P.

EXPERTS

          The financial statements as of and for the period from January, 2003 (inception) to September 30, 2003 included in this prospectus have been audited by Semple & Cooper, LLP, independent auditors, and the financial statements as of and for the six-month periods ending March 31, 2004, have been reviewed by Semple & Cooper. The foregoing financial statements have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the securities offered under this prospectus, please refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

          You may review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the Securities and Exchange Commission’s Internet site at http://www.sec.gov. Upon the completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file periodic reports, proxy statements or information statements, and other information with the Securities and Exchange Commission. These reports can also be reviewed by accessing the Securities and Exchange Commission’s Internet site.

          You should rely only on the information provided in this prospectus, any prospectus supplement or as part of the registration statement of which this prospective is a part, as such registration statement is amended and in effect with the Securities and Exchange Commission. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

INDEX TO FINANCIAL STATEMENTS

Contents

Report of Semple & Cooper, LLP, Independent Auditors	F-2
Audited Financial Statements for the Period from January 29, 2003 (Inception) through September 30, 2003, and Unaudited Financial Statements for the Six Months Ended March 31, 2004
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Shareholders’ Equity (Deficit)	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders and Board of Directors of Teknik Digital Arts Inc.

We have audited the accompanying balance sheet of Teknik Digital Arts Inc. (A Development Stage Company) as of September 30, 2003, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the period from the date of inception, January 29, 2003 through September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teknik Digital Arts Inc. (A Development Stage Company) as of September 30, 2003, and the results of its operations, changes in stockholders’ equity (deficit), and its cash flows for the period from the date of inception, January 29, 2003 through September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Phoenix, Arizona
December 16, 2003

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	(Unaudited)
	March 31,	September 30,
	2004	2003
Current Assets:
Cash and cash equivalents (Note 1)	$699	$16,664
Prepaid expenses	11,396	19,422

Total Current Assets	12,095	36,086
Investment in joint venture (Note 7)	37,500	—

Total Assets	$49,595	$72,172

Current Liabilities:
Note payable — related party (Note 2)	$128,224	$352,600
Accounts payable	24,712	12,213
Accrued vacation	1,440	1,066
Accrued interest — related party (Note 2)	12,469	3,281
Investment liability (Note 7)	37,500	—

Total Liabilities	204,345	369,160

Commitments and Contingencies (Note 5)	—	—
Stockholders’ Equity (Deficit): (Notes 1 and 3)
Common stock — $.001 par value; 50,000,000 shares authorized, 7,825,000 and 6,635,000 shares issued and outstanding, respectively	7,825	6,635
Additional paid-in capital	598,810	—
Deficit accumulated during development stage	(761,385)	(339,709)

Total Stockholders’ Equity (Deficit)	(154,750)	(333,074)

Total Liabilities and Stockholders’ Equity (Deficit)	$49,595	$36,086

The Accompanying Notes are an Integral
Part of the Financial Statements

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	(Unaudited)	Date of Inception,	(Unaudited)
	Six	January 29, 2003,	Cumulative
	Months Ended	Through	During
	March 31,	September 30,	Development
	2004	2003	Stage
Sales	$—	$—	$—
Cost of Sales	—	—	—

Gross Profit	—	—	—
General and Administrative Expenses	423,772	338,064	761,836

Loss from Operations	(423,772)	(338,064)	(761,836)
Other Income (Expense):
Interest Expense	(9,249)	(3,281)	(12,530)
Miscellaneous Income	11,345	1,636	12,981

Net Loss	$(421,676)	$(339,709)	$(761,385)

Basic and diluted loss per share (Note 1)	$(0.07)	$(0.06)	$(0.10)

Weighted Average Common Shares Outstanding	6,414,590	6,032,604	7,825,000

The Accompanying Notes are an Integral
Part of the Financial Statements

TEKNIK DIGITAL ARTS, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For The Period From The Date of Inception,
January 29, 2003 Through March 31, 2004

				Deficit
				Accumulated
			Additional	During
	Common Stock		Paid-in	Development
	Shares	Amount	Capital	Stage
Balance at Inception, January 29, 2003	—	$—	$—	$—
Issuance of common stock for compensation and expenses	6,635,000	6,635	—	—
Net Loss	—	—	—	(339,709)

Balance at September 30, 2003	6,635,000	6,635	—	(339,709)
Software purchase agreement (unaudited)	190,000	190	99,810	—
Conversion of debt to common stock (unaudited)	1,000,000	1,000	499,000	—
Net loss (unaudited)	—	—	—	(421,676)

Balance at March 31, 2004 (unaudited)	7,825,000	$7,825	$598,810	$(761,385)

The Accompanying Notes are an Integral
Part of the Financial Statements

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	(Unaudited)		(Unaudited)
	Six Months	Inception	Inception
	Ended	Through	Through
	March 31,	September 30,	March 31,
	2004	2003	2004
Increase (Decrease) in Cash and Cash Equivalents:
Cash flows from operating activities:
Net Loss	$(421,676)	$(339,709)	$(761,385)
Adjustments to reconcile net loss to net cash used by operating activities:
Common stock issued for compensation and expenses	—	6,635	6,635
Changes in Assets and Liabilities:
Prepaid expenses	8,026	(19,422)	(11,396)
Accounts payable	12,499	12,213	24,712
Other accrued expenses	374	1,066	1,440
Accrued interest — related party	9,188	3,281	12,469
Net cash used by operating activities	(391,589)	(335,936)	(727,525)

Cash flows from financing activities:
Proceeds from debt payable — related party	275,624	352,600	628,224
Proceeds from stock offering	100,000	—	100,000

Net cash provided by financing activities	375,624	352,600	728,224

Net change in cash and cash equivalents	(15,965)	16,664	699
Cash and cash equivalents at beginning of period	16,664	—	—

Cash and cash equivalents at end of period	$699	$16,664	$699

Supplemental Information:
Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—
Non-cash Investing and Financing Activities:
Issuance of equity share for repayment of debt for related party	$500,000	$—	$500,000
Investment in joint venture for payable	$37,500	$—	$37,500

The Accompanying Notes are an Integral
Part of the Financial Statements

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

Note 1

Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Operations

Teknik Digital Arts, Inc. is a Corporation which was duly formed and organized under the laws of the State of Nevada on January 29, 2003.

The Company has not commenced principal operations as of March 31, 2004. As such, the Company is deemed to be in the development stage to create interactive entertainment software.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company will derive its revenues from the sale of interactive entertainment software through the Company website. No revenue has been recognized to date as the Company is in the development stage.

Software Development Costs

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology. Amortization of capitalized software development costs begins when the products are available for general release to customers and is computed on a product-by-product basis using straight-line amortization with useful lives of five years or, if less, the remaining estimated economic life of the product. Amounts related to internal software development that could be capitalized under this statement were immaterial.

Cash and Cash Equivalents

          For financial accounting purposes, cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Fair Value of Financial Instruments

          The carrying amounts of financial instruments including cash, current maturities of debt, and accrued liabilities approximate fair value based on their short maturities, or on borrowing rates currently available to the Company for loans with similar terms and maturities.

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 (Continued)

Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Deferred Income Taxes

Deferred income taxes are provided on an assets and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that the carryforwards will not be utilized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income (Loss) Per Share

Basic income (loss) per share of common stock was computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding.

Diluted earnings per share are computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are options that are freely exercisable into common stock at less than the prevailing market price. Dilutive securities are not included in the weighted average number of shares when inclusion would increase the earnings per share or decrease the loss per share. As of September 30, 2003, options to purchase 330,000 shares of the Company’s common stock were not included in the determination of diluted loss per share as their effect was anti-dilutive. As of March 31, 2004, options to purchase 330,000 shares and warrants to purchase 3,400,000 shares of the Company’s common stock were not included in the determination of diluted loss per share as their effect was anti-dilutive.

Stock-Based Compensation

Statements of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS No. 148”) establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. SFAS 123 also encourages, but does not require companies to record compensation cost for stock-based employee compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB25) and the related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. Because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

All stock options issued to employees have an exercise price not less than the fair market value of the Company’s Common Stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related compensation expense recorded in the Company’s financial statements for the period from the date of inception, January 29, 2003 through March 31, 2004. The following table sets forth the computation of pro forma basic and diluted earnings per share, based upon the fair value method:

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 (Continued)

Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Stock-Based Compensation (Continued)

	(Unaudited)	Date of Inception
	Six Months	January 29, 2003	(Unaudited)
	Ended	Through	Inception Through
	March 31,	September 30,	March 31,
	2004	2003	2004
Net loss:
As reported	$(421,676)	$(339,709)	$(761,385)

Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	—	—	—

Pro forma net loss	$(421,676)	$(339,709)	$(761,385)

Basic loss per share:
As reported	$(0.07)	$(0.06)	$(0.10)

Pro forma	$(0.07)	$(0.06)	$(0.10)

Diluted loss per share:
As reported	$(0.07)	$(0.06)	$(0.10)

Pro forma	$(0.07)	$(0.06)	$(0.10)

          The fair value of option grants is estimated as of the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for all grants: expected life of options of three (3) years, risk-free interest rates of two percent (2%), volatility at zero percent (0%), and a zero percent (0%) dividend yield.

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 (Continued)

Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

NEW ACCOUNTING PRONOUNCEMENTS

          In December 2002, FASB issued Statement No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation –Transition and Disclosure – An Amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to follow the prescribed format and provide the additional disclosures required by SFAS No. 148 in its annual financial statements for the year ended December 31, 2002 and must also provide the disclosures in its quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ended March 31, 2003. The adoption of SFAS No. 148 has been reflected in Note 1, Stock-Based Compensation.

          In April 2003, the FASB issued Statement No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, we do not have any derivative instruments and do not anticipate entering into any derivative contracts. Accordingly, adoption of SFAS 149 does not have a significant impact on our financial statements.

          In May 2003, the FASB issued Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS 150 does not have a significant impact on our financial statements.

Note 2

Related Party Transactions

          As of March 31, 2004 and September 30, 2003, the Company has a note payable to a related party in the aggregate amount of $128,224 (unaudited), and $352,600 respectively. The note bears interest at the rate of 7% interest per annum and is due on March 1, 2005.

          As of March 31, 2004 and September 30, 2003, there was interest accrued on the note of $12,469 (unaudited) and $3,281, respectively.

During the six month period ended March 31, 2004, $500,000 of the outstanding related party debt was converted into 1,000,000 shares of common stock.

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3

Stock Options

          The Company, under its 2004 Stock Option Plan, is authorized to grant options for up to 1,000,000 shares of common stock, which shall consist of authorized, but unissued, or reacquired shares of stock or any combination. Options may be granted as incentive stock options or non-statutory stock options. Options are granted at the fair market value of the common stock on the date of the grant, and have exercise terms of up to ten years.

          The stock options issued to employees have an exercise price of not less than the fair market value of the Company’s common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related compensation expense recorded in the Company’s financial statements for the periods ended September 30, 2003 and March 31, 2004.

          A summary of the activity of options under the Plan is as follows:

Weighted
Average
	Number of	Exercise
	Options	Price
Outstanding at January 29, 2003	—	$—
Granted	330,000	1.00
Exercised	—	—
Forfeited	—	—

Outstanding at September 30, 2003	330,000	1.00
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at March 31, 2004 (unaudited)	330,000	$1.00

          Additional information about outstanding options to purchase the Company’s common stock as of March 31, 2004 (unaudited) is as follows:

	Options Outstanding			Options Exercisable
Weighted
Average
		Remaining	Weighted		Weighted
		Contractural	Average	Number	Average
Exercise	Number of	Life	Exercise	of	Exercise
Price	Shares	(In Years)	Price	Shares	Price
$1.00	330,000	2.25	$1.00	110,000	$1.00

          330,000 shares of stock options were granted on July 1, 2003. The option to purchase 110,000 shares of the Company’s common stock become exercisable upon completion of the first six months of employment, and 110,000 more shares for each full year of employment thereafter, for two years. The option to purchase shall end three years after date of issuance.

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4

Warrants

          The Company granted warrants to purchase 3,000,000 shares of common stock at $2.50 per share to Codefire Acquisition Corp. on December 31, 2003. The warrants are exercisable for three years.

          The Company granted warrants to purchase 400,000 shares of common stock at $5.00 per share to Fortune Lab, LLC on December 31, 2003. The warrants are exercisable for four years.

          A summary of the activity of the warrants is as follows:

Weighted
Average
	Number of	Exercise
	Options	Price
Outstanding at January 29, 2003	—	$—
Granted	—	—

Outstanding at September 30, 2003	—	—
Granted — Codefire Acquisition Corp.	3,000,000	2.50
Granted — Fortune Lab, LLC	400,000	5.00
Exercised	—	—
Forfeited	—	—

Outstanding at March 31, 2004 (unaudited)	3,400,000	$2.79

Additional information about outstanding warrants as of March 31, 2004 (unaudited) is as follows:

	Warrants Outstanding			Warrants Exercisable
Weighted
Average
		Remaining	Weighted		Weighted
		Contractural	Average	Number	Average
Exercise	Number of	Life	Exercise	of	Exercise
Price	Shares	(In Years)	Price	Shares	Price
$2.50	3,000,000	2.75	$2.50	3,000,000	$2.50
$5.00	400,000	3.75	$5.00	400,000	$5.00

TEKNIK DIGITAL ARTS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5

Commitments and Contingencies

          The Company has entered into a non-cancelable sublease agreement for office space expiring March 31, 2004. The Company entered into a new lease agreement on April 1, 2004 and subsequently canceled it on May 20, 2004. As of September 30, 2003 and March 31, 2004, future minimum lease payments due under the operating agreement are as follows:

Year Ending	Year Ending
March 31, 2004	September 30, 2003
$3,000	$24,000

Note 6

Income Taxes

Current period income tax benefit would be:

			(Unaudited)
			Inception
	September 30,	(Unaudited)	Through
	2003	March 31, 2004	March 31, 2004
Benefit of NOL	$136,000	$169,000	$305,000
Less: Valuation Allowance	(136,000)	(169,000)	(305,000)

          At September 30, 2003 and March 31, 2004, the Company established a valuation allowance equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of operating losses in future periods.

          As of March 31, 2004, the Company had federal and state net operating loss carryforwards in the approximate amount of $760,000 available to offset future taxable income principally through 2018.

     Note 7

Investments – Joint Venture

          The Company entered into a Joint Venture and Limited Liability Company Agreement with Playentertainment, L.L.P. on March 24, 2004. The Company owns 50% of the joint venture and is obligated to contribute $37,500 as an Initial Capital Contribution. Playentertainment, L.L.P. will allocate 50% of the net profits/losses attributable to video games published pursuant to the Next Action Star License and 60% of the net profits/losses to video games published pursuant to all other titles to the Company through the joint venture. The agreement entitles Playentertainment, L.L.P. the right to convert its Membership Interest into shares of common stock. The membership interest conversion value shall not exceed 50% of the outstanding common stock.

          The joint venture will be accounted for under the equity method of accounting. As of March 31, 2004, no activity had occurred under the joint venture, however, the Company has recorded its investment liability.

Part II – Information Not Required In The Prospectus

Item 24. Indemnification of Directors and Officers.

          We have included in our articles of incorporation a provision that, to the extent permitted by Nevada law, our directors and officers will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors or officers, expect for liability:

•	for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law; or

•	for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

          This limitation of liability for acts or omissions occurring during a director’s or officer’s term of office continues after that director or officer has ceased to occupy such position.

          Our bylaws provide for the indemnification of our directors, officers, employees or agents against reasonable costs and expenses, including attorneys’ fees, actually incurred in connection with actual or threatened suits or proceedings, whether civil, criminal, administrative or investigative, even for actions brought by or on behalf of Teknik. We must indemnify such individuals if they have acted in good faith and on the reasonable belief that their actions were not adverse to Teknik. In an action brought by or on behalf of Teknik, however, we will not be obligated to indemnify any director, officer, employee or agent who is found to be liable to Teknik unless it is also determined that he or she is fairly and reasonably entitled to indemnification under the circumstances. The termination of an action, suit or proceeding by judgment, order, settlement, or nolo contendere plea will not create the presumption that such person did not act in good faith or on the reasonable belief that their actions were not adverse to Teknik.

          Our bylaws further provide that we will indemnify our directors, officers, employees and agents if, in each case, indemnification is determined to be appropriate by (a) a majority of the board of directors; (b) a quorum of disinterested directors, upon written opinion by their independent legal counsel; or (c) by the stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director, officer, employee or agent in connection with that proceeding on receipt of an undertaking by, or on behalf of, that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws. Our bylaws permit us to purchase insurance on behalf of our directors, officers, employees and agents to cover the liabilities discussed above, even if we could not indemnify them against such liabilities.

Item 25. Other Expenses of Issuance and Distribution.

          The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

SEC Registration Fee	$1,406.37
Legal Fees and Expenses	$65,000.00
Accounting Fees and Expenses	$13,329.00
Printing and Engraving Expenses	$1,000.00
Miscellaneous	$15,000.00

Total	$95,735.37

Item 26. Recent Sales of Unregistered Securities.

          Since inception, we have entered into the following private equity subscription agreements with respect to our common stock:

          Of the 5,860,000 shares that John R. Ward received at our inception, he has since transferred, by gift, approximately 3,044,000 shares, and continues to hold 2,816,000 shares.

          Tony Eaton and Corey Comstock have acquired 50,000 and 500,000 shares, respectively, under their employment agreements with us, and John Skeel acquired 500,000 shares through his employment agreement with us, and in connection with certain rights relating to the AniDragon product.

          Fortune Labs LLC, and its president, Chris Fortune, collectively hold 190,000 shares, of which 140,000 shares were issued in connection with a software agreement with us, and 50,000 shares were issued to Chris Fortune in connection with his consulting agreement with us.

          On March 31, 2003, we entered into a revolving credit agreement with CodeFire Acquisition Corp. (“CAC”) for up to $500,000. On December 31, 2003, Teknik and CAC entered into an exchange agreement under which we issued 1,000,000 shares of common stock, with a value of $0.50, to CAC in exchange for the cancellation of all unpaid principal and accrued interest under the revolving credit agreement.

          On June 18, 2004, we sold an additional 155,000 shares pursuant to a private placement of our common stock.

Item 27. Exhibits

          See the Exhibit Index located immediately following the signature page of this registration statement.

Item 28. Undertakings.

     1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into this Registration Statement.

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report under Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on August 10, 2004.

TEKNIK DIGITAL ARTS, INC.

By:	/s/ John R. Ward

John R. Ward
President and Chief Financial Officer

          The officers and directors of Teknik Digital Arts, Inc. whose signatures appear below, hereby constitute and appoint John R. Ward as their true and lawful attorney-in-fact and agent, with full power of substitution, with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form SB-2, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

          In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John R. Ward John R. Ward	Chairman of the Board and Chief Financial Officer	August 10, 2004

/s/ Corey Comstock Corey Comstock	Director	August 10, 2004

/s/ Benjamin Robins Benjamin Robins	Director	August 10, 2004

Exhibit Index

Exhibit		Page Number or
No.	Description	Method of Filing
3.1	Articles of incorporation	Filed herewith

3.2	By-laws	Filed herewith

4	Specimen of common stock certificate	Filed herewith

5	Opinion of Squire, Sanders & Dempsey L.L.P. regarding legality	Filed herewith

10.1	Letter of Intent with Quicksilver Software, Inc., dated May 17, 2003	Filed herewith

10.2	Exchange Agreement with CodeFire Acquisition Corp., dated December 31, 2003	Filed herewith

10.3	Joint venture agreement with Playentertaiment, LLP, dated February, 2004	Filed herewith

10.4	2004 Stock Option Plan, effective December 31, 2003	Filed herewith

10.5	Employment agreement with Corey Comstock, dated July 1, 2003	Filed herewith

10.6	Employment agreement with Jonathan Domasig, dated July 1, 2003	Filed herewith

23.1	Consent of Independent Auditors	Filed herewith

23.2	Consent of Squire, Sanders & Dempsey L.L.P. (included in Exhibit 5)	See Exhibit 5

24	Powers of Attorney (included on the Signature Page of this Form SB-2)	See Signature Page